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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                          Excelsior Income Shares, Inc.
                          -----------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    300723103
                                 --------------
                                 (CUSIP Number)

                           George W. Karpus, President
                          Karpus Management Inc., d/b/a
                          Karpus Investment Management
                          14 Tobey Village Office Park
                            Pittsford, New York 14534
                                 (716) 586-4680
             --------------------------------------------------------
            (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 7, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [x]
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                                  (Page 1 of 4)
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CUSIP No. 300723103                                            Page 2 of 4 Pages
-------------------                                            -----------------
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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Karpus Management, Inc. d/b/a Karpus Investment Management
       I.D.:  #16-1290558
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]
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   3   SEC USE ONLY

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   4   SOURCE OF FUNDS*
       AF
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [ ]
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       New York
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                  7    SOLE VOTING POWER
   NUMBER OF           140,177
     SHARES       --------------------------------------------------------------
  BENEFICIALLY    8    SHARED VOTING POWER
    OWNED BY
      EACH        --------------------------------------------------------------
   REPORTING      9    SOLE DISPOSITIVE POWER
     PERSON            140,177
      WITH        --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        140,177
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [ ]
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.41%
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  14   TYPE OF REPORTING PERSON*
       IA
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDES BOTH SIDES OF THE COVER PAGE, RESONSES TO ITEMS 1-7 (INCLUDNG EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
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ITEM 1   Security and Issuer

         Common Stock
         Excelsior Income Shares, Inc. ("EIS")
         114 W. 47th Street, 8th Floor
         New York, NY    10036-1532

ITEM 2   Identity and Background

         a) Karpus Management, Inc. d/b/a/ Karpus Investment Management
            ("KIM")
            George W. Karpus, President, Director, and controlling stockholder JoAnn Van DeGriff, Vice President and Director
            Sophie Karpus, Director
         b) 14 Tobey Village Office Park
            Pittsford, New York   14534
         c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trusts and others, specializing in conservative asset management ( i.e. fixed income investments).
         d) None of George W. Karpus, JoAnn Van DeGriff or Sophie
            Karpus (the "Principals") or KIM has been convicted in the past 5 years of any criminal proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         e) Each of the Principals is a United States Citizen. KIM is a New York corporation.

ITEM 3   Source and Amount of Funds or Other Considerations

         KIM, an independent investment advisor, has accumulated
         140,177 shares of EIS on behalf of accounts that are managed by KIM ("the Accounts") under limited powers of attorney which represents 6.41% of the outstanding shares. All funds that have been utilized in making such purchases are from such accounts.

ITEM 4   Purpose of Transaction

         KIM has purchased Shares for investment purposes. Being primarily a conservative, fixed income manager, with a specialty focus in the closed end fund sector, the profile of EIS ( being a conservative investment grade fund) fit the investment guidelines for various Accounts.

ITEM 5   Interest in Securities of the Issuer

         a) As of the date of this Report, KIM owns 140,177 shares which represent 6.41% of the outstanding Shares. Karpus Investment Management Profit Sharing Plan purchased 100 shares at $16.125 on June 29, 1995 and 400 shares at $16.125 on June 30, 1995. None of the Principals presently own shares.
         b) KIM has the sole power to dispose of and to vote all such Shares under limited powers of attorney.
         c) Open market purchases or sales in the last 60 days for the Accounts.

                                 (Page 3 of 4)
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            There have been no dispositions and no acquisitions,
            other than by such open market purchases during such time period.

         Date      Shares   Price Per           Date      Shares   Price Per
                                Share                                  Share
       4/1/99        3700       16.25         5/3/99        1700      15.875
       4/5/99         600       16.25        5/11/99        1100     15.8125
       4/6/99         100       16.25        5/12/99         700     15.8125
       4/8/99         500       16.25        5/13/99        -700      15.875
      4/13/99         400      16.125        5/24/99         600     15.6875
      4/14/99        1300      16.125        5/25/99        2400     15.6875
      4/16/99         100      16.125        5/25/99         500      15.625
      4/22/99        2200      15.875        5/26/99        1300      15.625
      4/30/99         100      15.875        5/26/99       -1000      15.625
                                             5/27/99        1000      15.625
                                             5/28/99         200      15.625
*The 700 shares from 05-13-99 were transferred out of our firm.

         The Accounts have the right to receive all dividends from, and any proceeds from the sale of, the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

         Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the EIS Securities.

ITEM 7   Materials to be Filed as Exhibits

         Not applicable.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 Karpus Management, Inc.

June 7, 1999                                     By: /s/ George W. Karpus
------------                                         ---------------------------
    Date                                                    Signature

                                                     George W. Karpus, President
                                                     ---------------------------
                                                              Name / Title

                                 (Page 4 of 4)